Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com	Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 16 - 2011

June 27, 2011
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES APPOINTMENT OF
GEORGE PASPALAS AS CHIEF EXECUTIVE OFFICER

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce that George N. Paspalas has agreed to join the Company as President and Chief Executive Officer and as a member of the Company’s Board of Directors, effective August 15, 2011.  David Hall will continue as President & Chief Executive Officer until August 15, 2011 and, following Mr. Paspalas’s appointment, will continue to serve the Company as Chairman of the Board.

“I am extremely pleased to have George succeed me as CEO of Aurizon and look forward to working with him to further develop Aurizon’s growth strategies.” said Mr. Hall.  “George brings extensive operational and executive experience to his new position with Aurizon and has the skills and experience necessary to manage and build the Company’s growth profile, establish new opportunities and capitalize on other strategic initiatives.  His strong leadership skills, combined with a successful track record of value creation and team building will fit in well with Aurizon’s corporate culture.”

Mr. Paspalas' career includes fourteen years in senior management positions, most recently as the Chief Operating Officer at Silver Standard Resources Inc.  Before joining Silver Standard, Mr. Paspalas held senior management positions with Placer Dome Inc., including Executive Vice-President and Senior Vice President Projects - Technical Development and as President and Chief Executive Officer of Placer Dome Africa. During his career, Mr. Paspalas has been responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada; evaluating and negotiating project acquisitions; communicating operational performance and development plans and progress to the investment community; mitigating mining project risk and improving safety and site environmental performance; developing strategic community partnerships; managing government affairs relating to permitting or operating activities; negotiating commercial concentrate contracts; and improving operational performance.  Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

News Release - June 27, 2011 AURIZON ANNOUNCES APPOINTMENT OF GEORGE PASPALAS AS CHIEF EXECUTIVE OFFICER	Page | 2

For further information, contact

FOR MORE INFORMATION CONTACT:
Or
Aurizon Mines Ltd.	Renmark Financial Communications Inc.
President & Chief Executive Officer: David P. Hall – 604-687-6600	1050 – 3400 De Maisonneuve Blvd West Montreal, QC H3Z 3B8
Executive Vice-President & Chief Financial Officer: Ian S. Walton – 604-687-6600	Barry Mire: bmire@renmarkfinancial.com Maurice Dagenais: mdagenais@renmarkfinancial.com
Email: info@aurizon.com Telephone: 604-687-6600 Toll Free: 1-800-411-GOLD (4653) Website: www.aurizon.com	Media: Guy Hurd: ghurd@renmarkfinancial.com Tel: (514) 939-3989 Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable.  However, forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including, without limitation those risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on the Company’s website at www.aurizon.com and on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.